Soundstorm Digital, Inc.	Suite 1500 – 885 West Georgia Street Vancouver, British Columbia V6C 3E8 Phone: 604-861-8980 E-Mail: glee.amc@gmail.com

August 14, 2013

To:	Mark P. Shuman, Branch Chief – Legal
Or Luna Bloom, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Soundstorm Digital, Inc.
Registration Statement on Form S-1
Filed June 5, 2013
File No.: 333-189112

Dear r. Shuman:

Soundstorm Digital, Inc., a Nevada corporation (the “Registrant”), has received and reviewed the Commission’s letter dated June 18, 2013 (the “SEC Letter”), pertaining to the Registrant’s Registration Statement on Form S-1 (the “Filing”) as filed with the Commission on June 5, 2013.

Financial Statements

1.

Update your financial statements in accordance with Rule 8-08(b) of Regulation S-X.

The registration statement has been revised, throughout to include updated financial statements and financial information through the six months ended June 30, 2013.

If any questions or comments, feel free to contact the undersigned at tel: (604) 861-8980.  Alternatively, you may contact Randall Brumbaugh, U.S. counsel for the Registrant, at tel: (626) 335-7750.

Sincerely,

/s/ Geoffrey Lee

Geoffrey Lee

President